This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the “Company”)
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

July 26, 2004

3.

Press Release

The press release was issued on July 26, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) announces further assay results from Diamond Drill Holes B-281 to B-299 from its 90% owned Bisha volcanogenic massive sulphide project in Eritrea.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on July 27, 2004.

NEVSUN RESOURCES LTD.

Per: “Maureen Carse”

Maureen D. Carse

Corporate Secretary

HIGH GRADE GOLD AND COPPER ASSAYS FROM BISHA PROJECT, ERITREA

July 26, 2004

Nevsun Resources Ltd. (NSU/TSX) announces further assay results from Diamond Drill Holes B-281 to B-299 from its 90% owned Bisha volcanogenic massive sulphide project in Eritrea.

These results represent part of the recently completed in-fill drill program at Bisha. Results continue to outline significant high grade intercepts in the gold bearing oxide, supergene copper and primary sulphide zones of the deposit. Nevsun focused the current drill program on the full delineation of the gold bearing oxide and supergene copper bearing massive sulphides over 1200 meters of strike length of the Bisha Main deposit with in-fill drilling on 25 meter sections. This will allow for the planning of a feasibility evaluation of the near surface horizons (gold bearing oxides to a typical vertical depth from surface to 35meters, copper bearing supergene from a depth of 35 meters to approximately 65meters, and zinc bearing primary sulphides below 65meters.). The mining of these near surface high grade gold, high grade copper and high grade zinc horizons will be able to be conducted with a minimum of overburden stripping. In the southern portion of the Bisha Main deposit the primary mineralization is open to depth and has been drill tested in the vicinity of line 1715500 to a depth of 375 meters.

HIGHLIGHTS:

Oxide Zone

  Hole B-281 intersected 8.25 meters averaging 33.25g/t Au and 195 g/t Ag

  Hole B-284 intersected 61.0 meters averaging 7.73g/t Au

  Hole B-297 intersected 45.9 meters averaging 5.21g/t Au

  Hole B-299 intersected 36.0 meters averaging 11.26g/t Au

Supergene Zone

  Hole B-281 intersected 58.0meters averaging 4.87% Cu

  Hole B-284 intersected 35.95 meters averaging 6.36% Cu

  Hole B-285 intersected 15.8 meters averaging 15.54% Cu

  Hole B-287 intersected 8.5 meters averaging 6.07% Cu

  Hole B-289 intersected 17.5 meters averaging 9.92% Cu

  Hole B-291 intersected 23.0 meters averaging 9.30% Cu

  Hole B-294 intersected 21.0 meters averaging 11.79% Cu

  Hole B-296 intersected 8.25 meters averaging 31.17 g/t Au

  Hole B-299 intersected 6.0 meters averaging 34.86 g/t Au

Assay results from drill holes at the Bisha Main Zone are listed below by mineral zones: Oxide, Supergene sulphides, Primary sulphides. Zinc enriched sections have been averaged using a 2.0% lower cut-off and a 30% upper cut-off. (See drill plan map at end of release).

Diamond Drilling results:

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Dip Collar	Section
Oxide
B-281	51.75	60.0	8.25	33.25	195.35	0.13	4.18	0.04	-45	1716125
B-284	0.0	61.0	61.0	7.73	14.14	0.18	0.67	0.04	-55	1716175
B-293	6.0	34.5	28.5	1.27	4.68	0.08	0.13	0.07	-45	1716025
B-295	30.5	43.5	13.0	6.17	38.89	0.09	0.81	0.08	-45	1716000
B-296	33.0	43.75	10.75	3.37	7.77	0.07	0.46	0.09
B-297	2.1	48.0	45.9	5.21	24.05	0.19	0.84	0.11	-45	1716050
B-298	33.0	49.5	16.5	2.54	28.18	0.02	0.83	0.02	-50	1715375
B-299	0.0	36.0	36.0	11.26	18.66	0.82	0.42	0.07	-65	1716075
Supergene
B-281	63.0	121.0	58.0	1.03	34.40	4.87	0.07	0.08	-45	1716125
B-283	58.7	72.0	13.3	0.02	0.61	1.04	0.01	0.03	-50	1715825
B-284	62.5	98.55	35.95	0.91	28.75	6.36	0.05	0.03	-55	1716175
B-285	57.3	73.1	15.8	0.81	49.61	15.54	0.23	0.05	-45	1715850
and	73.1	83.25	10.15	0.01	0.94	1.30	0.01	0.04
B-286	84.5	95.35	10.85	0.79	33.53	1.19	0.12	0.22	--50	1715875
B-287	82.5	91.0	8.5	0.99	31.4	6.07	0.21	0.04	-45	1715900
B-288	63.0	65.5	2.5	0.01	0.50	0.90	0.01	0.02	-53	1716075
B-289	57.5	65.0	7.5	0.02	1.2	1.01	0.02	0.02	-45	1715925
and	72.5	89.5	17.5	0.70	43.04	9.92	0.36	0.05
B-290	97.5	107.5	10.0	1.16	56.75	0.93	0.38	4.62	-45	1715925
B-291	68.5	76.5	8.0	0.01	0.65	0.74	0.01	0.04	-50	1715975
B-292	59.6	82.6	23.0	0.65	40.03	9.30	0.36	0.04	-45	1715950
B-294	49.5	70.5	21.0	0.61	56.43	11.79	0.45	0.05	-50	1715975
B-295	45.0	47.7	2.7	1.96	115.22	0.06	0.39	0.08	-45	1716000
and	47.7	56.5	8.8	0.42	14.60	1.54	0.01	0.02
B-296	43.75	52.0	8.25	33.17	903.45	0.03	2.09	0.02	-50	1715375
and	52.0	67.0	15.0	0.69	24.24	2.04	0.03	0.02
B-298	49.5	69.0	19.5	1.34	74.24	3.45	0.40	0.16	-50	1715375
B-299	36.0	42.0	6.0	34.86	64.47	0.0	1.01	0.01	-65	1716075
and	82.5	89.5	7.0	0.10	40.41	1.32	0.39	0.28
Primary
B-284	104.5	110.5	6.0	0.63	15.25	0.60	0.01	0.58	-55	1716175
B-294	70.5	80.2	9.7	0.53	8.24	1.33	0.01	0.02	-50	1715975
B-296	79.0	81.75	2.75	0.71	7.56	1.46	0.0	0.04	-50	1715375
B-298	93.5	102.8	9.3	0.30	11.52	1.10	0.0	0.24	-50	1715375

Hole B-283 intersected both oxide and supergene copper mineralization that averaged 0.81% Cu over 4.5 meters and 1.04% Cu over 13.3meters.

As the deposit becomes more defined it has become apparent that there are a number of mineralized domains that need to be separated out. The most obvious is a significant gold bearing sulphide zone that seems to be present just below the oxide/sulphide interface. Hole B-299 which averaged 34.9g/t Au over 6.0 meters is an example of this style of mineralization. A second style of mineralization that will likely have some economic impact on the deposit is a copper only bearing zone that is usually associated with acidified rocks.  Examples of this style of mineralization include Hole B-87 that intersected 31.5 meters averaging 1.44% Cu. It is suspected that there is a direct relationship of this mineralization type to proximal massive sulphides.

A block model based on all drilling completed to date is currently being formulated for the initial 1.2 kilometers of strike length of the Bisha structure. This will be verified by AMEC who will generate a resource calculation for the Bisha deposit over the next few months. Work required for an environmental baseline study is ongoing.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program. The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish. Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values. Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

SEGALA DEBT PAID OUT:

Nevsun Resources Ltd. further announces that it has completed a settlement of all remaining obligations that originated with the 2002 purchase of the Segala property in Mali. The Company has issued 1,420,000 common shares to settle the final US$4,000,000 of the original US$9,000,000 purchase from Semafo Inc (SMF/TSX).

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “Dr. John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu04-17doc	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com

Nevsun Resources Ltd
Drill Plan
Nevsun NR July 26, 2004
Bisha Project
B-281
B-282
B-283
B-284
B-285
B-286
B-287
B-288
B-289
B-290
B-291
B-292
B-293
B-294
B-295
B-296
B-297
B-298
B-299
1716300 N
1716200 N
1716100 N
1716000 N
1715900 N
1715800 N
1715700 N
1715600 N
1715500 N
1715400 N
1715300 N
1715200 N
1715100 N
1715000 N
1714900 N
338900 E
339000 E
339100 E
339200 E
339300 E
339400 E
339500 E
339600 E
339700 E
339800 E